IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.



**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**



---

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for April 18, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-87616
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 17, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE ACCEPTANCE CORP.

By: [signature]
Name: Steve Warjanka
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

# COMPUTATIONAL MATERIALS
# PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
Credit Suisse First Boston Mortgage Securities Corp.,
CSFB Mortgage Pass-Through Certificates, Series 2002-HE11

# DERIVED INFORMATION [4/16/02]

# [$80,000,000] Mezzanine & Subordinate Bonds Offered (Approximate)

## *CSFB Trust Series 2002-HE11*

Credit Suisse First Boston Mortgage Securities Corp.
*Depositor*

[TBD]
*Trustee*

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

**[$80,000,000] (Approximate)**
***CSFB Trust 2002-HE11***
***Mortgage Pass-Through Certificates, Series 2002-HE11***

## Pricing Information

Offered Certificates (1):

| Class | Approximate Certificate Balance ($) | Loan Group | Bond Type | Coupon (2) | WAL (Years) | Proposed Ratings (S&P/Moody's) |
|---|---|---|---|---|---|---|
| M-1 | [31,000,000] | I & II | Mezzanine/Adj | LIBOR + [ ]% | [5.2] | AA/Aa2 |
| M-2 | [25,750,000] | I & II | Mezzanine/Adj | LIBOR + [ ]% | [5.2] | A/A2 |
| B-1 | [19,250,000] | I & II | Subordinate/Adj | LIBOR + [ ]% | [5.2] | BBB+/Baa2 |
| B-2 | [4,000,000] | I & II | Subordinate/Adj | LIBOR + [ ]% | [0.8] | BBB/Baa3 |
| Total | [80,000,000] | | | | | |

Non-Offered Certificates:

| Class | Approximate Certificate Balance ($) | Loan Group | Bond Type | Coupon | WAL (Years) | Proposed Ratings (S&P/Moody's) |
|---|---|---|---|---|---|---|
| A-1 | [215,000,000] | I | Senior/Adj/Wrap | LIBOR + [ ]% | [2.8] | AAA/Aaa |
| A-2 | [100,000,000] | II | Senior/Adj/Wrap | LIBOR + [ ]% | [2.9] | AAA/Aaa |
| A-3 | [120,000,000] | II | Senior/Adj/Wrap | LIBOR + [ ]% | [2.9] | AAA/Aaa |
| A-IO | Notional (4) | I & II | Variable IO | (5) | N/A | AAA/Aaa |
| R (3) | [50] | II | Residual | LIBOR + [ ]% | N/A | AAA/— |
| X | [0] | I & II | Subordinate | N/A | N/A | N/A |

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [60.75%] of the sum of the Class A-1, Class A-2 & Class A-3 Certificate balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

## SUMMARY TERMS

| | |
|---|---|
| *Underwriter:* | Credit Suisse First Boston Corp (sole manager). |
| *Depositor:* | Credit Suisse First Boston Mortgage Securities Corp. |
| *Servicer:* | [63]% by Olympus Servicing, L.P., and [37]% by Fairbanks Capital Corp. |
| *Special Servicer:* | Olympus Servicing, L.P. (formerly Calmco Servicing, L.P.) |
| *Trustee:* | TBD |
| *Bond Insurer:* | Financial Security Assurance Inc. (AAA/Aaa) |
| *Cut-off Date:* | On or about April 1, 2002 for the initial Mortgage Loans. |
| *Investor Settlement:* | On or about [April 30, 2002], Closing Date [April 29, 2002] |
| *Distribution Dates:* | 25th day of each month (or the next succeeding business day), beginning in May 2002 |
| *Accrual Period:* | For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, April 25, 2002) and ending on the day immediately preceding the related Distribution Date. |
| *Delay Days:* | [0] days. |
| *Pricing Prepayment Speed:* | With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.<br><br>With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter. |
| *Certificate Ratings:* | The Class A Certificates, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are expected to be rated by S&P/Moody's.<br><br>Class A: AAA/Aaa<br>Class M-1: AA/Aa2<br>Class M-2: A/A2<br>Class B-1: BBB+/Baa2<br>Class B-2: BBB/Baa3 |
| *Optional Call:* | The transaction will have a 10% optional call. |
| *Two Percent Call:* | A third party will retain a call on 2% of the original balance of the mortgage loans. The mortgage loans will be divided into groups of no more than 2% as of the closing date. In the event that the third party exercises the call, the entire grouping must be purchased at a premium to be set at closing and the trust will not bear any expenses in connection with the exercise of this option. |
| *Prefunding Amount:* | Approximately 10% - 15%. |
| *Capitalized Interest Acct:* | TBD |
| *Offered Certificates:* | The Class M-1, Class M-2, Class B-1 and Class B-2 Certificates |
| *ERISA Eligibility:* | [Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3, Class A-IO, Class M-1, Class M-2, Class B-1 and Class B-2 may be purchased by employee benefit plans that are subject to ERISA] |

*SMMEA Treatment:* [The Class A-1, Class A-2, Class A-3, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2, Class B-1 and Class B-2 ***will not*** constitute "mortgage related securities" for purposes of SMMEA].

*Taxation:* REMIC.

*Maximum Pool Balance:* The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.

*Coupon Step-up:* If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, Class B-1 and Class B-2.

*Expense Fee Rate:* The per annum rate at which the servicing, trustee, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.

*Pass-through Rate:* The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.

*Group 1 Excess Interest Amount:* For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (1)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

*Class A-1 Net Funds Cap:* For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

*Class A-2 & Class A-3 Net Funds Cap:* For any Distribution Date and the Class A-2 and Class A-3 Certificates, the per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

*Class A-IO Net Funds Cap:* For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 & Class A-3 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 and Class A-3 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 and Class A-3 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 and Class A-3 Certificates.

*Subordinate Net Funds Cap:* For any Distribution Date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 & Class A-3 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

| | |
|---|---|
| *Subordinate Group 1 Balance:* | For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates. |
| *Subordinate Group 2 Balance:* | For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 & Class A-3 Certificates. |
| *Basis Risk Carry Forward Amount:* | If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount. |
| *Maximum Interest Rate:* | For the Class A-1, Class A-2 and Class A-3 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups. |
| *Net Mortgage Rate:* | As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues. |
| *Principal and Interest Advancing:* | The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement). |
| *Accrued Certificate Interest:* | For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance. |
| *Interest Carry Forward Amount:* | For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class. |
| *Optimal Interest Remittance Amount* | For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of either (I) the Class A-1 or (II) Class A-2 & Class A-3 Certificates, as applicable for such Loan Group, divided by the applicable Aggregate Loan Group Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans. |
| *Credit Enhancement:* | 1. Excess cashflow (including claims on any MI policies).<br>2. Overcollateralization.<br>3. Subordination (see table below). |

| Class | Expected Initial Credit Enhancement* | Expected Initial Target Credit Enhancement* | Expected Final Target Credit Enhancement** |
|---|---|---|---|
| A | [15.50]% | [17.00]% | [34.00]% |
| M-1 | [9.50]% | [11.00]% | [22.00]% |
| M-2 | [4.50]% | [6.00]% | [12.00]% |
| B-1 | [0.75]% | [2.25]% | [4.50]% |
| B-2 | [0.00]% | [1.50]% | [3.00]% |

* Prior to stepdown date, based on Maximum Pool Balance.

** After stepdown date, based on current pool balance.

*Overcollateralization:*

1. Before the Stepdown Date, the required overcollateralization amount is [2.25]% of the Maximum Pool Balance less Class B-2 principal balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [4.50]% of the outstanding pool balance (subject to a Trigger Event), less the Class B-2 principal balance.
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

*Senior Enhancement Percentage:* With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

*Stepdown Date:* The later to occur of (i) the Distribution Date in May 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [34.00]%.

*Trigger Event:* TDB

*Registration:* The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

*Source for Calculation of One-Month LIBOR:* Telerate Page 3750.

*Group Allocation Amount:* For any distribution date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

*Distributions to Certificateholders:*

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer, the policy premium amount;
2. From Group 2, to the Trustee, the trustee fee;
3. From Group 2, to the Loss Mitigation Advisor, the loss mitigation advisor fee;
4. From Group 1, to the Bond Insurer and the Loss Mitigation Advisor, the policy premium amounts remaining unpaid from (1 & 3) above, if any;
5. From Group 1, to the Trustee, the trustee fee amount remaining unpaid from (2) above, if any;

6. Concurrently, to the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class A-2, Class A-3 and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
7. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.
8. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. To the Class B-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
11. To the Class B-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
12. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, M-2, B-1 and B-2 Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
7. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates, the Group 1 Allocation Amount;
2. From Group 2, to the Class A-2 and Class A-3 Certificates, pro-rata, the Group 2 Allocation Amount;
3. From Group 1, sequentially, to (i) the Class A-1 Certificates and then to (ii) the Class A-2 and Class A-3 Certificates, pro-rata, (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages;
4. From Group 2, first to (i) the Class A-2 and Class A-3 Certificates (pro-rata), and then to (ii) the Class A-1 Certificates (until the respective class principal balances have been reduced to zero), in accordance with the Target Credit Enhancement percentages;
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages for each class; and
7. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the [first] Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.
2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:
   (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates (pro-rata), in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;
   (ii) sequentially, to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;
   (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
   (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
   (d) to the Class B-1, until the Class Principal Balance of such class has been reduced to zero; and
   (e) to the Class B-2, until the Class Principal Balance of such class has been reduced to zero;

   (B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;
3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
4. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. To the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
7. To the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
8. To the Class B-2, until the Class Principal Balance of such class has been reduced to zero
9. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
10. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
11. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
12. To the Class B-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
13. To the Class B-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
14. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
15. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
16. To the Class R Certificates, any remaining amount.

## BOND SUMMARY

### To Call

**Class M-1**

| | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life (Years) | 10.1 | 6.9 | 5.2 | 4.4 | 4.2 | 3.3 |
| First Pay (Month) | 60 | 41 | 38 | 40 | 43 | 34 |
| Last Pay (Month) | 179 | 125 | 94 | 74 | 60 | 43 |

**Class M-2**

| | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life (Years) | 10.1 | 6.9 | 5.2 | 4.3 | 3.9 | 3.6 |
| First Pay (Month) | 60 | 41 | 37 | 38 | 40 | 43 |
| Last Pay (Month) | 179 | 125 | 94 | 74 | 60 | 43 |

**Class B-1**

| | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life (Years) | 10.1 | 6.9 | 5.2 | 4.3 | 3.8 | 3.4 |
| First Pay (Month) | 60 | 42 | 37 | 37 | 37 | 38 |
| Last Pay (Month) | 179 | 125 | 94 | 74 | 60 | 43 |

**Class B-2**

| | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life (Years) | 0.8 | 0.8 | 0.8 | 0.8 | 0.9 | 0.9 |
| First Pay (Month) | 8 | 8 | 8 | 8 | 8 | 9 |
| Last Pay (Month) | 12 | 12 | 12 | 12 | 12 | 13 |

### To Maturity

**Class M-1**

| | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life (Years) | 10.9 | 7.6 | 5.8 | 4.9 | 4.5 | 4.7 |
| First Pay (Month) | 60 | 41 | 38 | 40 | 43 | 34 |
| Last Pay (Month) | 291 | 219 | 169 | 133 | 109 | 96 |

**Class M-2**

| | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life (Years) | 10.8 | 7.5 | 5.7 | 4.7 | 4.2 | 4.1 |
| First Pay (Month) | 60 | 41 | 37 | 38 | 40 | 43 |
| Last Pay (Month) | 271 | 198 | 152 | 120 | 97 | 68 |

**Class B-1**

| | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life (Years) | 10.4 | 7.2 | 5.4 | 4.5 | 3.9 | 3.5 |
| First Pay (Month) | 60 | 42 | 37 | 37 | 37 | 38 |
| Last Pay (Month) | 237 | 170 | 128 | 101 | 82 | 58 |

**Class B-2**

| | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life (Years) | 0.8 | 0.8 | 0.8 | 0.8 | 0.9 | 0.9 |
| First Pay (Month) | 8 | 8 | 8 | 8 | 8 | 9 |
| Last Pay (Month) | 12 | 12 | 12 | 12 | 12 | 13 |

CSFB **CREDIT SUISSE FIRST BOSTON**

*CSFB ABS TRUST 2002-HE11*

## Collateral Net WAC – *Mezzanine & Subordinate Classes*

| Period | Net WAC (1) | Period | Net WAC (1) | Period | Net WAC (1) | Period | Net WAC (2) | Period | Net WAC (2) | Period | Net WAC (2) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 8.20% | 37 | 8.28% | 73 | 8.26% | 1 | 8.20% | 37 | 11.74% | 73 | 12.87% |
| 2 | 8.20% | 38 | 8.27% | 74 | 8.26% | 2 | 8.20% | 38 | 11.74% | 74 | 12.86% |
| 3 | 8.20% | 39 | 8.27% | 75 | 8.26% | 3 | 8.20% | 39 | 12.02% | 75 | 12.85% |
| 4 | 8.20% | 40 | 8.27% | 76 | 8.26% | 4 | 8.20% | 40 | 12.49% | 76 | 12.84% |
| 5 | 8.20% | 41 | 8.27% | 77 | 8.26% | 5 | 8.20% | 41 | 12.51% | 77 | 12.83% |
| 6 | 8.20% | 42 | 8.27% | 78 | 8.26% | 6 | 8.20% | 42 | 12.54% | 78 | 12.82% |
| 7 | 8.20% | 43 | 8.27% | 79 | 8.26% | 7 | 8.20% | 43 | 12.58% | 79 | 12.81% |
| 8 | 8.20% | 44 | 8.27% | 80 | 8.26% | 8 | 8.20% | 44 | 12.58% | 80 | 12.80% |
| 9 | 8.20% | 45 | 8.27% | 81 | 8.26% | 9 | 8.20% | 45 | 12.57% | 81 | 12.79% |
| 10 | 8.20% | 46 | 8.27% | 82 | 8.26% | 10 | 8.20% | 46 | 12.88% | 82 | 12.78% |
| 11 | 8.20% | 47 | 8.27% | 83 | 8.26% | 11 | 8.20% | 47 | 12.87% | 83 | 12.77% |
| 12 | 8.20% | 48 | 8.27% | 84 | 8.26% | 12 | 8.20% | 48 | 12.87% | 84 | 12.76% |
| 13 | 8.20% | 49 | 8.27% | 85 | 8.26% | 13 | 8.20% | 49 | 12.92% | 85 | 12.75% |
| 14 | 8.20% | 50 | 8.27% | 86 | 8.26% | 14 | 8.20% | 50 | 12.91% | 86 | 12.74% |
| 15 | 8.20% | 51 | 8.27% | 87 | 8.26% | 15 | 8.20% | 51 | 12.90% | 87 | 12.73% |
| 16 | 8.20% | 52 | 8.27% | 88 | 8.26% | 16 | 8.20% | 52 | 12.98% | 88 | 12.72% |
| 17 | 8.20% | 53 | 8.27% | 89 | 8.26% | 17 | 8.20% | 53 | 12.97% | 89 | 12.71% |
| 18 | 8.20% | 54 | 8.27% | 90 | 8.26% | 18 | 8.20% | 54 | 12.97% | 90 | 12.69% |
| 19 | 8.20% | 55 | 8.27% | 91 | 8.26% | 19 | 8.20% | 55 | 13.01% | 91 | 12.68% |
| 20 | 8.20% | 56 | 8.27% | 92 | 8.26% | 20 | 8.21% | 56 | 13.00% | 92 | 12.67% |
| 21 | 8.28% | 57 | 8.27% | 93 | 8.26% | 21 | 9.06% | 57 | 13.00% | 93 | 12.66% |
| 22 | 8.28% | 58 | 8.27% | 94 | 8.26% | 22 | 9.53% | 58 | 12.99% | 94 | 12.65% |
| 23 | 8.28% | 59 | 8.26% | 95 | 8.28% | 23 | 9.59% | 59 | 12.98% | 95 | 12.64% |
| 24 | 8.27% | 60 | 8.26% | 96 | 8.28% | 24 | 9.64% | 60 | 12.97% | 96 | 12.63% |
| 25 | 8.27% | 61 | 8.26% | 97 | 8.28% | 25 | 9.63% | 61 | 12.99% | 97 | 12.62% |
| 26 | 8.27% | 62 | 8.26% | 98 | 8.28% | 26 | 9.63% | 62 | 12.98% | 98 | 12.60% |
| 27 | 8.27% | 63 | 8.26% | 99 | 8.28% | 27 | 10.05% | 63 | 12.97% | 99 | 12.59% |
| 28 | 8.27% | 64 | 8.26% | 100 | 8.28% | 28 | 10.24% | 64 | 12.96% | 100 | 12.58% |
| 29 | 8.27% | 65 | 8.26% | 101 | 8.28% | 29 | 10.26% | 65 | 12.95% | 101 | 12.57% |
| 30 | 8.27% | 66 | 8.26% | 102 | 8.28% | 30 | 10.27% | 66 | 12.94% | 102 | 12.56% |
| 31 | 8.27% | 67 | 8.26% | | | 31 | 10.27% | 67 | 12.93% | | |
| 32 | 8.27% | 68 | 8.26% | | | 32 | 10.29% | 68 | 12.92% | | |
| 33 | 8.27% | 69 | 8.26% | | | 33 | 10.71% | 69 | 12.91% | | |
| 34 | 8.27% | 70 | 8.26% | | | 34 | 11.63% | 70 | 12.90% | | |
| 35 | 8.27% | 71 | 8.26% | | | 35 | 11.56% | 71 | 12.89% | | |
| 36 | 8.27% | 72 | 8.26% | | | 36 | 11.60% | 72 | 12.88% | | |

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.86%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

# CSFB CREDIT SUISSE FIRST BOSTON

*CSFB ABS TRUST 2002-HE11*

## *Statistical Collateral Summary – Loan Groups 1 & 2*

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 04/01/02 cutoff date (or 05/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

| | | Min | Max |
|---|---|---|---|
| Total Number of Loans | 3,564 | | |
| Total Outstanding Loan Balance | $493,684,080.12 | | |
| Average Loan Current Balance | $138,519.66 | $15,750.00 | $599,238.70 |
| Weighted Average Original LTV – First Liens | 78.760% | | |
| Weighted Average Coupon | 8.822% | 5.750% | 14.750% |
| Arm Average Coupon | 8.858% | | |
| Fixed Average Coupon | 8.679% | | |
| Weighted Average Margin | 6.483% | 2.750% | 12.375% |
| Weighted Average FICO (Non-Zero) | 614 | | |
| Weighted Average Age (Months) | 3 | | |
| % First Liens | 100.00% | | |
| % Arms | 80.0% | | |
| % Fixed | 20.0% | | |

| | | Loan Count | Balance | % |
|---|---|---|---|---|
| Current Rate | 5.501 - 6.000 | 1 | 243,195.30 | 0.0 |
| | 6.001 - 6.500 | 19 | 5,060,305.85 | 1.0 |
| | 6.501 - 7.000 | 136 | 27,420,533.01 | 5.6 |
| | 7.001 - 7.500 | 285 | 52,554,707.25 | 10.6 |
| | 7.501 - 8.000 | 415 | 67,234,874.89 | 13.6 |
| | 8.001 - 8.500 | 449 | 70,433,909.06 | 14.3 |
| | 8.501 - 9.000 | 541 | 78,278,476.12 | 15.9 |
| | 9.001 - 9.500 | 515 | 64,238,919.06 | 13.0 |
| | 9.501 - 10.000 | 509 | 61,342,172.36 | 12.4 |
| | 10.001 - 10.500 | 285 | 29,758,222.99 | 6.0 |
| | 10.501 - 11.000 | 201 | 18,994,343.55 | 3.8 |
| | 11.001 - 11.500 | 84 | 8,499,304.76 | 1.7 |
| | 11.501 - 12.000 | 63 | 5,213,838.38 | 1.1 |
| | 12.001 - 12.500 | 33 | 2,416,048.72 | 0.5 |
| | 12.501 - 13.000 | 11 | 721,670.62 | 0.1 |
| | 13.001 - 13.500 | 8 | 489,423.49 | 0.1 |
| | 13.501 - 14.000 | 6 | 636,135.25 | 0.1 |
| | 14.001 - 14.500 | 1 | 40,792.74 | 0.0 |
| | 14.501 - 15.000 | 2 | 107,206.74 | 0.0 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| FICO | Not Available | 7 | 557,687.19 | 0.1 |
| | 476 - 500 | 2 | 459,141.01 | 0.1 |
| | 501 - 525 | 243 | 31,120,400.74 | 6.3 |
| | 526 - 550 | 465 | 57,044,281.09 | 11.6 |
| | 551 - 575 | 455 | 54,444,307.44 | 11.0 |
| | 576 - 600 | 380 | 54,196,610.66 | 11.0 |
| | 601 - 625 | 585 | 80,434,634.98 | 16.3 |

| | | | | |
|---|---|---|---|---|
| | 626 - 650 | 597 | 87,157,615.43 | 17.7 |
| | 651 - 675 | 366 | 53,872,236.33 | 10.9 |
| | 676 - 700 | 203 | 29,206,845.40 | 5.9 |
| | 701 - 725 | 138 | 23,700,371.76 | 4.8 |
| | 726 - 750 | 74 | 12,596,225.80 | 2.6 |
| | 751 - 775 | 35 | 6,467,122.27 | 1.3 |
| | 776 - 800 | 13 | 2,336,600.02 | 0.5 |
| | 801 - 825 | 1 | 90,000.00 | 0.0 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| **Scheduled Balance** | 0.01 - 50,000.00 | 301 | 12,012,134.07 | 2.4 |
| | 50,000.01 - 100,000.00 | 1,200 | 89,256,442.69 | 18.1 |
| | 100,000.01 - 150,000.00 | 881 | 108,810,210.24 | 22.0 |
| | 150,000.01 - 200,000.00 | 492 | 85,805,215.90 | 17.4 |
| | 200,000.01 - 250,000.00 | 265 | 59,296,288.75 | 12.0 |
| | 250,000.01 - 300,000.00 | 187 | 51,149,735.83 | 10.4 |
| | 300,000.01 - 350,000.00 | 114 | 36,879,841.62 | 7.5 |
| | 350,000.01 - 400,000.00 | 81 | 30,504,575.32 | 6.2 |
| | 400,000.01 - 450,000.00 | 20 | 8,536,720.24 | 1.7 |
| | 450,000.01 - 500,000.00 | 20 | 9,679,381.98 | 2.0 |
| | 550,000.01 - 600,000.00 | 3 | 1,753,533.47 | 0.4 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| **Original LTV** | <= 50.000 | 106 | 9,735,787.85 | 2.0 |
| | 50.001 - 55.000 | 37 | 4,742,167.91 | 1.0 |
| | 55.001 - 60.000 | 76 | 8,595,349.21 | 1.7 |
| | 60.001 - 65.000 | 103 | 12,751,479.58 | 2.6 |
| | 65.001 - 70.000 | 220 | 27,601,039.16 | 5.6 |
| | 70.001 - 75.000 | 461 | 65,378,319.50 | 13.2 |
| | 75.001 - 80.000 | 1,668 | 236,774,491.72 | 48.0 |
| | 80.001 - 85.000 | 428 | 59,076,546.90 | 12.0 |
| | 85.001 - 90.000 | 375 | 57,393,521.40 | 11.6 |
| | 90.001 - 95.000 | 73 | 8,874,937.94 | 1.8 |
| | 95.001 - 100.000 | 17 | 2,760,438.95 | 0.6 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| **Documentation Type** | Full | 2,404 | 312,131,795.09 | 63.2 |
| | Stated Income / Stated Assets | 749 | 115,779,679.26 | 23.5 |
| | No Doc | 25 | 4,553,885.11 | 0.9 |
| | Reduced | 386 | 61,218,720.66 | 12.4 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| **Occupancy Status** | Second Home | 22 | 2,871,840.54 | 0.6 |
| | Investment/Non-owner | 262 | 24,959,786.56 | 5.1 |
| | Primary | 3,280 | 465,852,453.02 | 94.4 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |

| | | | | |
|---|---|---|---|---|
| **State** | California | 815 | 172,113,018.88 | 34.9 |
| | Florida | 563 | 61,588,982.42 | 12.5 |
| | Illinois | 252 | 30,967,984.78 | 6.3 |
| | New York | 120 | 20,963,861.96 | 4.2 |
| | Michigan | 170 | 16,820,382.70 | 3.4 |
| | Colorado | 87 | 14,949,351.56 | 3.0 |
| | Washington | 83 | 13,412,436.78 | 2.7 |
| | Ohio | 148 | 12,700,820.06 | 2.6 |
| | New Jersey | 86 | 12,067,803.42 | 2.4 |
| | Massachusetts | 66 | 11,769,818.68 | 2.4 |
| | Arizona | 93 | 11,290,292.16 | 2.3 |
| | Connecticut | 79 | 10,563,573.71 | 2.1 |
| | Georgia | 72 | 9,615,596.11 | 1.9 |
| | Oregon | 66 | 9,031,070.67 | 1.8 |
| | Pennsylvania | 89 | 7,706,869.87 | 1.6 |
| | Other | 775 | 78,122,216.38 | 15.8 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| **Property Type** | Refi R/T | 262 | 33,230,116.27 | 6.7 |
| | Refi Cashout | 1,733 | 246,023,363.94 | 49.8 |
| | Purchase | 1,569 | 214,430,599.91 | 43.4 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| **Product Type** | 1YR ADJ | 1 | 139,797.18 | 0.0 |
| | 2YR FRM->ADJ | 1,615 | 245,209,133.35 | 49.7 |
| | 3YR FRM->ADJ | 1,117 | 148,766,886.17 | 30.1 |
| | 5YR FRM->ADJ | 3 | 832,292.40 | 0.2 |
| | FIXED RATE | 828 | 98,735,971.02 | 20.0 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| **Purpose** | Condo | 193 | 22,647,723.16 | 4.6 |
| | 2-4 Family | 285 | 37,446,875.49 | 7.6 |
| | Single Family | 2,930 | 410,028,914.96 | 83.1 |
| | PUD | 133 | 21,863,348.99 | 4.4 |
| | Mfg. Housing | 23 | 1,697,217.52 | 0.3 |
| | **Total:** | **3,564** | **493,684,080.12** | **100.0** |
| **ARM Margin** | 2.501 - 3.000 | 2 | 708,695.30 | 0.2 |
| | 3.501 - 4.000 | 6 | 1,653,788.26 | 0.4 |
| | 4.001 - 4.500 | 30 | 8,535,648.43 | 1.7 |
| | 4.501 - 5.000 | 245 | 40,481,574.38 | 10.2 |
| | 5.001 - 5.500 | 144 | 23,769,074.48 | 6.0 |
| | 5.501 - 6.000 | 275 | 39,492,092.17 | 10.0 |
| | 6.001 - 6.500 | 289 | 38,753,121.43 | 9.8 |
| | 6.501 - 7.000 | 1,498 | 214,886,675.10 | 54.4 |
| | 7.001 - 7.500 | 114 | 13,002,425.53 | 3.3 |
| | 7.501 - 8.000 | 72 | 8,328,307.24 | 2.1 |
| | 8.001 - 8.500 | 30 | 3,192,855.62 | 0.8 |

| | | | | |
|---|---|---|---|---|
| | 8.501 - 9.000 | 15 | 2,106,466.10 | 0.5 |
| | 9.001 - 9.500 | 6 | 968,909.42 | 0.2 |
| | 9.501 - 10.000 | 2 | 180,200.00 | 0.0 |
| | 10.001 - 10.500 | 4 | 737,105.41 | 0.2 |
| | 10.501 - 11.000 | 1 | 38,250.00 | 0.0 |
| | 12.001 - 12.500 | 1 | 114,920.25 | 0.0 |
| | **Total:** | **2,736** | **394,948,109.10** | **100.0** |
| **ARM Months to Rate Reset** | 4 - 6 | 8 | 835,199.69 | 0.2 |
| | 13 - 15 | 3 | 518,327.80 | 0.1 |
| | 16 - 18 | 56 | 10,081,177.42 | 2.6 |
| | 19 - 21 | 1,482 | 223,906,444.71 | 56.7 |
| | 22 - 24 | 53 | 8,414,008.65 | 2.1 |
| | 25 - 27 | 15 | 2,057,229.67 | 0.5 |
| | 28 - 30 | 26 | 4,020,058.65 | 1.0 |
| | 31 - 33 | 729 | 97,598,033.74 | 24.7 |
| | 34 - 36 | 260 | 36,803,606.04 | 9.3 |
| | 37 >= | 104 | 10,714,022.73 | 2.7 |
| | **Total:** | **2,736** | **394,948,109.10** | **100.0** |
| **ARM Max Rate** | 6.501 - 7.000 | 76 | 12,187,183.83 | 3.1 |
| | 7.501 - 8.000 | 1 | 144,000.00 | 0.0 |
| | 12.501 - 13.000 | 2 | 376,016.22 | 0.1 |
| | 13.001 - 13.500 | 19 | 3,851,648.54 | 1.0 |
| | 13.501 - 14.000 | 138 | 25,755,172.14 | 6.5 |
| | 14.001 - 14.500 | 230 | 43,089,706.47 | 10.9 |
| | 14.501 - 15.000 | 316 | 52,772,331.30 | 13.4 |
| | 15.001 - 15.500 | 379 | 59,888,754.71 | 15.2 |
| | 15.501 - 16.000 | 403 | 59,154,816.50 | 15.0 |
| | 16.001 - 16.500 | 371 | 47,029,231.58 | 11.9 |
| | 16.501 - 17.000 | 366 | 46,594,844.23 | 11.8 |
| | 17.001 - 17.500 | 195 | 20,675,580.67 | 5.2 |
| | 17.501 - 18.000 | 116 | 11,794,379.52 | 3.0 |
| | 18.001 - 18.500 | 51 | 5,181,339.57 | 1.3 |
| | 18.501 - 19.000 | 33 | 3,355,764.18 | 0.8 |
| | 19.001 - 19.500 | 22 | 1,744,780.37 | 0.4 |
| | 19.501 - 20.000 | 6 | 395,953.95 | 0.1 |
| | 20.001 >= | 12 | 956,605.32 | 0.2 |
| | **Total:** | **2,736** | **394,948,109.10** | **100.0** |
| **ARM Min Rate** | 2.501 - 3.000 | 1 | 243,195.30 | 0.1 |
| | 3.001 - 3.500 | 1 | 115,762.92 | 0.0 |
| | 4.501 - 5.000 | 18 | 2,384,502.98 | 0.6 |
| | 5.501 - 6.000 | 1 | 66,474.93 | 0.0 |
| | 6.001 - 6.500 | 12 | 2,842,596.12 | 0.7 |
| | 6.501 - 7.000 | 90 | 17,255,697.90 | 4.4 |
| | 7.001 - 7.500 | 202 | 38,347,325.65 | 9.7 |
| | 7.501 - 8.000 | 318 | 54,339,023.56 | 13.8 |

| | | | | |
|---|---|---|---|---|
| | 8.001 - 8.500 | 373 | 61,336,711.79 | 15.5 |
| | 8.501 - 9.000 | 418 | 63,752,421.98 | 16.1 |
| | 9.001 - 9.500 | 407 | 52,967,877.64 | 13.4 |
| | 9.501 - 10.000 | 404 | 51,657,813.44 | 13.1 |
| | 10.001 - 10.500 | 223 | 23,846,711.42 | 6.0 |
| | 10.501 - 11.000 | 138 | 13,565,753.75 | 3.4 |
| | 11.001 - 11.500 | 51 | 5,227,623.40 | 1.3 |
| | 11.501 - 12.000 | 37 | 3,749,356.44 | 0.9 |
| | 12.001 - 12.500 | 24 | 1,896,700.62 | 0.5 |
| | 12.501 - 13.000 | 6 | 395,953.95 | 0.1 |
| | 13.001 - 13.500 | 6 | 352,504.65 | 0.1 |
| | 13.501 - 14.000 | 4 | 496,893.93 | 0.1 |
| | 14.501 - 15.000 | 2 | 107,206.74 | 0.0 |
| | **Total:** | **2,736** | **394,948,109.10** | **100.0** |
| **Initial Periodic Cap** | 1.0 | 7 | 642,482.05 | 0.2 |
| | 1.5 | 55 | 10,088,839.21 | 2.6 |
| | 2.0 | 2 | 706,695.30 | 0.2 |
| | 3.0 | 2,671 | 383,384,495.44 | 97.1 |
| | 5.0 | 1 | 125,597.10 | 0.0 |
| | **Total:** | **2,736** | **394,948,109.10** | **100.0** |
| **Subsequent Periodic Cap** | 1.0 | 839 | 106,481,063.00 | 27.0 |
| | 1.5 | 1,892 | 287,395,478.30 | 72.8 |
| | 2.0 | 5 | 1,071,567.80 | 0.3 |
| | **Total:** | **2,736** | **394,948,109.10** | **100.0** |